FILED PURSUANT TO RULE 433

File No. 333-255302

CITIGROUP INC.

$1,250,000,000

2.904% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2042

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	October 27, 2021

Settlement Date:	November 3, 2021 (T+5 days)

Maturity:	November 3, 2042

Par Amount:	$1,250,000,000

Treasury Benchmark:	1.750% due August 15, 2041

Treasury Price:	$97-04+

Treasury Yield:	1.924%

Re-offer Spread to Benchmark:	T20+98 bp

Re-offer Yield:	2.904%

Fixed Rate Coupon & Payment Dates:

2.904% per annum, payable semiannually in arrears on each May 3 and November 3, beginning on May 3, 2022, from, and including, the Settlement Date to, but excluding, November 3, 2041 (the “fixed rate period”).

Following business day convention during the fixed rate period. Business days during fixed rate period New York.

Floating Rate Coupon & Payment Dates:

From, and including, November 3, 2041 (the “floating rate period”), an annual floating rate equal to SOFR (as defined in the Issuer’s base prospectus dated May 11, 2021 (the “Prospectus”) and compounding daily over each interest period as described in the Prospectus) plus 1.379%, payable quarterly in arrears, on the second business day following each interest period end date, beginning on February 5, 2042 and ending at Maturity or any earlier redemption date. An “interest period end date” means the 3rd of each February, May, August and November, beginning on February 3, 2042 and ending at Maturity or any earlier redemption date.

Modified following business day convention during the floating rate period. Business days during floating rate period New York and U.S. Government Securities Business (as defined in the Prospectus).

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$1,239,062,500 (before expenses)

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after May 3, 2022 (or if additional notes are issued after November 3, 2021, beginning six months after the issue date of such additional notes) and prior to November 3, 2041 at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Prospectus), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to November 3, 2041, plus 0.150%.

We may redeem the notes, at our option, (i) in whole, but not in part, on November 3, 2041, or (ii) in whole at any time or in part from time to time, on or after May 3, 2042 at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

CITIGROUP INC.

$1,250,000,000

2.904% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2042

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to a redemption date and Maturity.

Redemption for Tax Purposes:

We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Sinking Fund:	Not applicable

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967 NF4

ISIN:	US172967NF48

Sole Book Manager (72.000%):	Citigroup Global Markets Inc.

Senior Co-Managers (1.500% each):

Barclays Capital Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

Commerz Markets LLC

Intesa Sanpaolo S.p.A.

MFR Securities, Inc.

NatWest Markets Securities Inc.

Nomura Securities International, Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

UBS Securities LLC

Westpac Capital Markets LLC

Junior Co-Managers (0.500% each):

Apto Partners, LLC

Banco de Sabadell, S.A.

DZ Financial Markets LLC

Global Oak Capital Markets LLC

HSBC Securities (USA) Inc.

Huntington Securities, Inc.

ICBC Standard Bank Plc

KeyBanc Capital Markets Inc.

nabSecurities, LLC

National Bank of Canada Financial Inc.

Penserra Securities LLC

Rabo Securities USA, Inc.

RB International Markets (USA) LLC

RBC Capital Markets, LLC

Siebert Williams Shank & Co., LLC

Swedbank AB (publ)

Tigress Financial Group LLC

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-255302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146